UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒          Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐                    No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS INTENDS TO DELIST FROM NASDAQ

ARNHEM, THE NETHERLANDS – May 16, 2007 – ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering company, today announced that it intends to voluntarily delist its common stock from the NASDAQ Global Select Market. ARCADIS intends to file a Form 25 with the Securities and Exchange Commission (SEC) on or about May 28, 2007 and expects that its listing on NASDAQ will automatically be terminated on or about June 7, 2007. The Company will continue to be listed on the Euronext stock exchange. The decision to delist is based on the low trading volume of ARCADIS shares on NASDAQ and the fact that the costs associated with a NASDAQ listing and the reporting requirements of the SEC outweigh the benefits of such a listing.

Subject to rules and requirements of the SEC, the Company also plans to terminate the registration of its common shares with the SEC 12 months after the delisting becomes effective, by filing a Form 15F with the SEC on or about June 7, 2008. The deregistration is expected to be effective 90 days after the filing. The obligation to file reports with the SEC is suspended immediately upon filing. The Company estimates the annual savings associated with delisting and deregistration to be approximately € 2 million from 2008 onward.

A notification will be sent to holders of ARCADIS’ New York registry shares providing notice of the intended delisting. Holders are entitled to exchange their New York registry shares through Bank of New York for Euronext quoted shares, for which ARCADIS will cover fees and expenses for a period of 6 months following delisting. Shareholders who have not yet traded in shares listed on Euronext are advised to contact their broker for more details. Alternatively, holders can elect to sell their New York registry shares over the NASDAQ prior to delisting. Meanwhile, the Company’s New York registry share program will be modified to reflect the delisting and allow for trading in the over-the-counter market. The dividend record and payment dates remain unchanged on May 22, 2007 and May 30, 2007, respectively. For further information please refer to the Investor section of the ARCADIS website www.arcadis-global.com.

ARCADIS is SOX Compliant

On May 15, 2007, ARCADIS received the attestation report of its independent registered public accounting firm, confirming that ARCADIS, as of December 31, 2006, is compliant with the requirements of section 404 of the Sarbanes Oxley Act. The annual report on Form 20-F for the year 2006 will be filed with the U.S. Securities and Exchange Commission on May 16, 2007. This demonstrates that ARCADIS has internal controls in place throughout its global organization that meet the world’s highest standards. After delisting and deregistering in the United States, ARCADIS will continue to provide a high standard of corporate governance, information and disclosure for all investors.

ARCADIS CEO Harrie Noy stated: “We got our NASDAQ listing in 1993 through the merger with Geraghty & Miller, even before we became listed at Euronext in Amsterdam. That enhanced our profile and visibility in the U.S. However, the benefits of a U.S. listing no longer justify the costs and complexity. And because shareholders can just as well invest through Euronext, we believe it is time to delist from NASDAQ. We remain fully committed to grow our U.S. operations as a key part of our business. Likewise, we remain fully committed to our U.S. investors as an important part of our global investor base.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten at ARCADIS at +31-26-3778604, outside regular office hours +31-6-2706-1880 or e-mail at j.slooten@arcadis.nl.

Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 16, 2007	By:	/s/ C.M. Jaski
C.M. Jaski
Member Executive Board